UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 12, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On September 12, 2024, Megola, Inc. (the “Company”) executed an Amendment to its Articles of Incorporation with the Secretary of State of Nevada, changing the name of the Company to Breakthrough Chemistry, Inc., having received Board and Majority Shareholder approval.  The Company is preparing an Issue Company-Related Action Notification to FINRA for the Name Change and OTC Voluntary Symbol Change which will not be effective until FINRA has processed the corporate action.

Exhibits

Exhibit 2(c)	Amendment to the Articles of Incorporation of Megola, Inc. dated September 12, 2024

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date September 16, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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